EXHIBIT L

June __, 2021

Dear Circle of Wealth III LLC member:

Thank you again for supporting the company. We are sending this letter to provide a detailed explanation of the accompanying Offering Circular. We are making this Rescission Offer on our own accord. It is a proactive move to make sure COW III is fully compliant with all SEC regulations and will not be subject to potential litigation regarding our legacy capital structure.

We have been notified of a potential risk to COW III’s capital structure due to the nature of our recent equity offering.

Under Securities and Exchange Commission (“SEC”) rules, we were required to include a description of any matters that would have triggered disqualification to use SEC Regulation A but for the fact that they occurred before June 19, 2015 even if such matter did not trigger disqualification because of the remoteness of the event. In particular, we did not include in our offering statement qualified by the SEC on August 30, 2019, the existence of a Washington Department of Financial Institutions (“DFI”) consent order between DFI and Secured Investment Corp., the manager of COW III and Lee Arnold, a principal of Secured Investment Corp. (“Consent Order”). The Consent Order would have disqualified us from the use of SEC Regulation A, but for the consent order being issued prior to June 19, 2015.

As a result, the August 19, 2019 offering circular did not include a discussion of the Consent Order. When we became aware that a discussion of the existence and facts surrounding the Consent Order had not been addressed in the offering circular, sale of the Membership Interests was suspended and we amended the Offering Circular to include the relevant disclosure and agreed to offer Members who purchased Membership Interests between, and including August 30, 2019 and December 20, 2019 (the “Purchase Period”) the right to have their purchase price returned.

The purchase price will include the applicable statutory rate of interest based on their state of residence, from the date they acquired their Membership Interests and any return you have received from us since you acquired your Membership Interests will be deducted from that amount. Our records indicate that you have not transferred your Membership Interests, but if you have, please notify me.

Accordingly, we have decided to offer to rescind any Member’s purchase of COW III Membership Interests that was made during the Purchase Period. Essentially, what we are saying is if you are uncomfortable with the lack of disclosure of the Consent Order, or for any other reason you would like to rescind your purchase of Membership Interest, we are offering to repurchase your membership interests at the price you paid plus the statutory rate of interest required by relevant statutes in the state in which you reside, minus what you have received to date on your Membership Interests. Interest will accrue and be paid from the date of your purchase until the date you elect to rescind your purchase of membership Interests.

If, on the other hand, you remain comfortable with your investment, you can reject this Rescission Offer and continue to hold your membership interests. Please note the risks associated in remaining as an investor in COW III under “Rescission Risk” beginning in page 52 of the Offering Circular. Risks include insolvency risks and litigation risks, among others. We are simply ensuring historic and ongoing compliance with the Securities Act and limiting any contingent liability we have as a result of noncompliance with applicable law and regulations during the offering periods.

We want to emphasize we not making this Rescission Offer due to any regulatory or legal action taken against us. Rather, we are proactively cleaning up prior lack of appropriate disclosure of the Consent Order to prevent any future regulatory actions or litigation.

From an execution standpoint, you can reject the Rescission Offer, and essentially maintain the status quo in one of two ways: First, you can fill out Exhibit G at the back of the Offering Circular dated October 1, 2020 and choose to “decline this offer”. Or, if it is more convenient, you can simply do nothing. If you do not return Exhibit G to the company within 30 days, the status quo will be maintained, and you will continue to hold your membership interests. However, you will be giving up your right to sue the company with respect to our sale of securities while omitting a material statement of fact. If we fail to pay you the above amount within seven business days after we receive your instructions to do so, the rescission offer is ineffective and your right to sue us remains.

If you choose to accept the Rescission Offer, you can choose to “accept the rescission offer” in Exhibit G and the Company will issue the required consideration to you in exchange for your stock within seven days after we receive that instruction.

We at COW III apologize for any confusion or inconvenience related to this issue. We do however want to prevent any potential issues down the road if regulators or individuals were to deem our offering circular was noncompliant with applicable law. By making this Rescission Offer, we are proactively minimizing this risk.

It is our hope that you reject this Rescission Offer, as we value each and every member. However, if you do choose to accept it, we are happy to offer you the required consideration to repurchase your membership interests.

I strongly encourage any shareholder to reach out to me with any questions or to address any confusion about this process. Thank you again for your support of the company.

Heather Dreves